UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Taiwan Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

874036106
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,514,079
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,514,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,514,079
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,514,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).                      Name of Issuer:

The Taiwan Fund, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Taiwan Fund, Inc.
c/o State Street Bank and Trust
2 Avenue de Lafayette – 2nd Floor
Boston, MA 02206-5049

Item 2.                           Identity and Background.

(a). This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b). The business address and principal executive offices of CLIG are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund (“EMG”), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund (“EMI”), Emerging Markets Free Fund (“EMF”), Global Emerging Markets Fund (“GEM”), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  EWF, GBL, IEM, BMI, FREE, PLUS, EMG, EMI, EMF and GEM are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                          Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 2,514,079 Shares beneficially owned by the Reporting Persons was $42,617,317, inclusive of brokerage commissions. The aggregate purchase price of the 238,672 Shares owned directly by BMI was $3,889,300, inclusive of brokerage commissions. The aggregate purchase price of the 135,773 Shares owned directly by EWF was $2,097,358, inclusive of brokerage commissions. The aggregate purchase price of the 112,518 Shares owned directly by FREE was $1,777,513, inclusive of brokerage commissions. The aggregate purchase price of the 218,731 Shares owned directly by GBL was $3,441,112, inclusive of brokerage commissions.  The aggregate purchase price of the 152,796 Shares owned directly by IEM was $2,405,599, inclusive of brokerage commissions. The aggregate purchase price of the 35,353 Shares owned directly by PLUS was $557,537, inclusive of brokerage commissions.  The aggregate purchase price of the 63,740 Shares owned directly by EMF was $1,213,291, inclusive of brokerage commissions.  The aggregate purchase price of the 205,431 Shares owned directly by EMG was $3,898,883, inclusive of brokerage commissions.  The aggregate purchase price of the 123,422 Shares owned directly by EMI was $2,349,338, inclusive of brokerage commissions.  The aggregate purchase price of the 175,326 Shares owned directly by GEM was $3,324,901, inclusive of brokerage commissions.  The aggregate purchase price of the 1,052,317 Shares owned directly by the Segregated Accounts was $17,662,486, inclusive of brokerage commissions.

Item 4.                          Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                          Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 2,514,079 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 30.6% of the 8.221 million Shares outstanding as of August 28, 2014, as last reported by the Fund. As of the date hereof, EWF, GBL, IEM, BMI, FREE, PLUS, EMG, EMI, EMF, GEM and the Segregated Accounts owned directly 135,773; 218,731; 152,796; 238,672; 112,518; 35,353; 205,431; 123,422; 63,740; 175,326 and 1,052,317 Shares, respectively, representing approximately 1.65%, 2.66%, 1.86%, 2.90%, 1.37%, 0.43%, 2.50%, 1.50%, 0.78%, 2.13% and 12.80% respectively, of the 8.221 million Shares outstanding as of August 28, 2014.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg. Acct.	BUY	6/30/2014	5,864	20.44
Seg. Acct.	BUY	6/30/2014	3,936	20.44
FREE	SELL	7/7/2014	(1,400)	21.14
FREE	SELL	7/10/2014	(11,100)	20.90
Seg. Acct.	BUY	7/21/2014	7,500	20.27
Seg. Acct.	BUY	7/22/2014	2,800	20.47
Seg. Acct.	BUY	7/23/2014	6,876	20.49
Seg. Acct.	BUY	7/31/2014	4,368	19.53
Seg. Acct.	BUY	7/31/2014	2,947	19.53
Seg. Acct.	BUY	8/4/2014	20,000	19.69
Seg. Acct.	BUY	8/5/2014	2,202	19.28
Seg. Acct.	BUY	8/6/2014	6,600	19.34
Seg. Acct.	BUY	8/8/2014	4,239	19.25
Seg. Acct.	BUY	8/11/2014	10,000	19.39
Seg. Acct.	BUY	8/12/2014	2,400	19.42
Seg. Acct.	BUY	8/22/2014	1,199	19.87
Seg. Acct.	BUY	8/27/2014	1,944	20.17

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                        Materials to be Filed as Exhibits

See Letter dated August 28, 2014, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 28, 2014

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

 / s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Barry Aling	Non-Executive Director
Carlos Yuste	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Thomas Griffith	Executive Director
Carlos Yuste	Executive Director

Exhibit A

August 28, 2014

Mr. Joe O. Rogers, Chairman
The Taiwan Fund, Inc.
2477 Foxwood Drive
Chapel Hill, NC  27514

RE: The Taiwan Fund, Inc.

Dear Mr. Rogers,

City of London Investment Management Company Limited (“City of London”), on behalf of its clients, invests in The Taiwan Fund, Inc. (“the Fund”) and owned approximately 29.8% of the shares outstanding at the time of its last public disclosure.  This letter was prompted by the Fund’s press release issued on July 17th, 2014, which announced three items: the selection of a new investment manager; the change to majority voting, and; the new Discount Management Policy.

As previously stated in our public letter of April 29th, City of London has no confidence in the current Board of Directors of the Fund and its advisors.  Simply stated, we do not see that a mechanism exists for shareholders to hold the Board accountable for its actions.  Until the Board provides shareholders with more details about the change to majority voting and the new Discount Management Policy, we believe there are significant unanswered questions as outlined below.

“Majority Voting for Directors”
First, under the headline that appears above, the press release announced that the Board approved an amendment to the Fund’s By-Laws providing for the election of Directors by a majority of votes cast by stockholders, replacing the longstanding plurality vote provision. This is a welcome step, but is there any explicit assurance that a Director who receives less than half of the votes cast would resign, and that the resignation would then be accepted by the Board?

As outlined by the Council of Institutional Investors in its public letter sent to the SEC on July 8, 2014, addressing the ‘zombie director’ phenomenon, we would expect that a losing Director would immediately tender his or her resignation and that the Board would accept the resignation. Absent an explicit statement to the contrary, we suspect the Board might refuse to accept the resignation and allow the Director to remain on the Board.  While this tactic may be permissible, the legal standard is only the minimum standard, and this Board seems to have consistently been advised to aim only for the minimum standard in the past.

‘Transparency’ is a key tenet of the corporate democratic process, and as such we cannot understand why the results of Director elections are not immediately announced.  The Fund’s stockholders voted on May 14, 2014, and we very strongly believe that the results of that process should be made public within a matter of days (or even hours).  To the extent that a Director failed to obtain a majority of the votes cast (excluding broker votes, obviously), that Director should resign and the resignation should be accepted.  We expect this policy would come into effect immediately and that the results of the May 14th meeting would be subject to this standard of review.  We believe this is the only way that Directors will focus on their duty to the owners of the company.

“Discount Management Policy”
The second point we would make is that the Board announced a Discount Management Policy (“DMP”) without explicit parameters or targets.  (This item appeared in the Fund’s July 17th announcement under the headline that appears above.)  Given our lack of confidence in the Board and its advisors, is the DMP potentially an empty promise? Has the Board developed parameters and targets for discount management?  Will shareholders possess a reasonable expectation of the Board’s intentions, and have a means to measure the Board versus those parameters and targets?

Based on our experience as investors in the Fund over many years, we have no confidence in the current Board as a result of many factors.  The investment manager changes orchestrated by the Board have destabilized the Fund.  The investment performance from a net asset value perspective is weak year-to-date (lagging its index by -7.53% through August 20th according to Bloomberg).  The questions we raised above point to substantial weaknesses in corporate governance.  We believe that the Fund’s position in the marketplace, and thus its discount, is a reflection of the sum of its characteristics.  We respectfully ask the Board to provide all shareholders with answers to the questions posed above.

Sincerely,

Jeremy Bannister
Director, Corporate Governance